

Mail Stop 3561

February 27, 2017

Thomas A. Kingsbury
Chief Executive Officer
Burlington Stores, Inc.
2006 Route 130 North
Burlington, NJ 08016

**Re: Burlington Stores, Inc.
            Form 10-K for the fiscal period ended January 30, 2016
            Response Dated February 3, 2017
            File No. 001-36107**

Dear Mr. Kingsbury:

        We have reviewed your February 3, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures, page 26

1. We note your response to comment 1, including the expanded disclosures you plan to make in future filings, and have the following additional comments:

    *   We note that your comparable store inventory turnover measure is calculated "exclusive of warehouse inventory." Please clarify for us and disclose to your readers the types of inventory excluded from your calculation and the reasons for such exclusions. For example, clarify whether this measure also excludes inventory in distribution centers, at new or closed stores, and/or other locations.

- We note that your comparable store inventory turnover calculation differs from the widely-used method that illustrates the actual number of inventory turns based on the cost of inventory on a total inventory basis. Given that your business model includes inventory held outside comparable stores, please balance your existing disclosure by presenting an inventory turnover measure calculated consistent with common practice. Please also tell us and disclose to your readers the reasons for any differences between this measure and the measure that you currently present.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products